EXHIBIT 11.2

DUKE REALTY LIMITED PARTNERSHIP
EARNINGS TO DEBT SERVICE CALCULATIONS
(in thousands)

Three Months Ended March 31, 2004

Net income from continuing operations, less preferred dividends	$35,932
Earnings from sale of land and ownership interests in unconsolidated companies, net of impairment adjustment	(4,629)
Recurring principal amortization	1,707
Interest expense (excludes amortization of deferred financing fees)	32,155
Earnings before debt service	$65,165

Interest expense (excludes amortization of deferred financing fees)	$32,155
Recurring principal amortization	1,707
Total debt service	$33,862

Ratio of earnings to debt service	1.92